HNI Corporation  408 East Second Street, Muscatine, Iowa 52761, Tel 563 272 7400, Fax 563 272 7347, www.hnicorp.com

    May 2, 2011

Mr. Jay Ingram                                                                                                 VIA EDGAR AND FEDERAL EXPRESS
Legal Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re:      HNI Corporation
            Form 10-K for the Fiscal Year Ended January 1, 2011
    Filed February 25, 2011
    File No. 001-14225
    Definitive Proxy Statement on Schedule 14A
    Filed March 31, 2011
    File No. 001-14225

Dear Mr. Ingram:

Reference is made to your letter dated April 19, 2011 regarding comments by the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the above-captioned filings of HNI Corporation (the "Corporation," "we," "us" or "our").  This letter responds to each comment of that letter.  For ease of reference, the numbered paragraphs below correspond to the numbered paragraphs in that letter.  The Staff comments appear in bold and italics and the responses of the Corporation follow immediately thereafter.

Form 10-K for the Fiscal Year Ended January 1, 2011

Item 15(c)—Index of Exhibits, page 73.

1.
We note that you have not filed on EDGAR all of the schedules and exhibits to the document filed as Exhibit 10.8 to the Form 10-K.  Please file complete copies of this document, including all schedules and exhibits, with your next periodic report or with a current report on Form 8-K.  Refer to Item 601(b)(10) of Regulation S-K.

Mr. Jay Ingram U. S. Securities and Exchange Commission Page 2 May 2, 2011
We respectfully acknowledge the Staff’s comment and will file with our next periodic report a complete copy, with all schedules and exhibits, of the document filed as Exhibit 10.8 to the Form 10-K.
Definitive Proxy Statement on Schedule 14A Security Ownership of Directors and Executive Officers, page 48
2.	In future filings, please disclose the percent of class owned by all directors and executive officers as a group. See Item 403(b) of Regulation S-K.

The percent of class owned by all directors and executive officers as a group is disclosed on page 48 of the definitive proxy statement in the last sentence of Note (1) to the Security Ownership of Directors and Executive Officers table.  The sentence reads as follows:  All Directors and executive officers as a group own approximately 2.0 percent of the Outstanding Shares.  In future filings, we will provide a stand-alone Note to the Security Ownership of Directors and Executive Officers table showing only the percent of class owned by all directors and executive officers as a group in order to make such disclosure more readily apparent.

Director Compensation for Fiscal 2010, page 46
3.	In future filings, please disclose the aggregate grant date fair value of stock awards as computed in accordance with FASB Accounting Standards Codification Topic 718.

We respectfully acknowledge the Staff’s comment and, in future filings, will disclose the aggregate grant date fair value of stock awards as computed in accordance with FASB Accounting Standards Codification Topic 718.

********
We hereby acknowledge:

● we are responsible for the adequacy and accuracy of the disclosure in the filings;

Mr. Jay Ingram U. S. Securities and Exchange Commission Page 3 May 2, 2011
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
●	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff's efforts to assist us in complying with applicable disclosure requirements and enhancing our overall disclosure.  Please contact me if you have any questions or requests for additional information in connection with our responses.

Sincerely,

Steven M. Bradford Vice President, General Counsel and Secretary